Filed by General Maritime Corporation
pursuant to Rule 425
under the Securities Act of 1933
and deemed filed pursuant to
Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: Arlington Tankers Ltd.
(Commission File Number: 001-32343)
Subject Company: General Maritime Corporation
(Commission File Number: 001-16531)
On October 30, 2008, General Maritime Corporation (“General Maritime” or the “Company”) made the following slide presentation available on its website located at www.generalmaritimecorp.com in connection with the announcement of its 2008 third quarter financial results.
Important Additional Information will be filed with the SEC
In connection with the proposed transaction with Arlington Tankers Ltd. (“Arlington”), Galileo Holding Corporation has filed a Registration Statement on Form S-4 (as well as amendments thereto) with the SEC, which includes a definitive Joint Proxy Statement/Prospectus. General Maritime and Arlington are first mailing to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the proposed transaction on or about November 5, 2008. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully because it contains important information about the Company, Arlington, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus and other related documents filed by the Company, Arlington and Galileo Holding with the SEC at the SEC’s website at www.sec.gov. The Joint Proxy Statement/Prospectus and the other documents may also be obtained for free by accessing General Maritime’s website at www.generalmaritimecorp.com or by accessing Arlington’s website at www.arlingtontankers.com.
The Company and Arlington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 11, 2008, which are filed with the SEC. Information regarding Arlington’s directors and executive officer is contained in Arlington’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 23, 2008, which are filed with the SEC. In addition, Peter C. Georgiopoulos, currently the Chairman, President and Chief Executive Officer of the Company, will receive benefits from the Company in connection with the executive transition discussed in the Joint Proxy Statement/Prospectus, and the Company is discussing with Edward Terino, currently the Chief Executive Officer, President, and Chief Financial Officer of Arlington, a consulting arrangement for assistance in the post-closing transition period. Upon the consummation of the proposed transaction, Mr. Terino will be entitled to receive a lump sum cash payment of $1,250,000. A more complete description of any such arrangements is available in the Registration Statement and the Joint Proxy Statement/Prospectus.

Third Quarter 2008 Earnings Call October 30, 2008 General Maritime Corporation

Today's presentation and discussion will contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and observations. Included among the factors that, in the Company's view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: the ability to obtain the approval of the proposed transaction with Arlington Tankers Ltd. by the Company's and Arlington's shareholders; the ability to satisfy conditions to the proposed transaction with Arlington on the proposed terms and timeframe; changes in demand; a material decline or prolonged weakness in rates in the tanker market; changes in production of or demand for oil and petroleum products, generally or in particular regions; greater than anticipated levels of tanker newbuilding orders or lower than anticipated rates of tanker scrapping; changes in rules and regulations applicable to the tanker industry, including, without limitation, legislation adopted by international organizations such as the International Maritime Organization and the European Union or by individual countries; actions taken by regulatory authorities; changes in trading patterns significantly impacting overall tanker tonnage requirements; changes in the typical seasonal variations in tanker charter rates; changes in the cost of other modes of oil transportation; changes in oil transportation technology; increases in costs including without limitation: crew wages, insurance, provisions, repairs and maintenance; changes in general domestic and international political conditions; changes in the condition of the Company's vessels or applicable maintenance or regulatory standards (which may affect, among other things, the Company's anticipated drydocking or maintenance and repair costs); changes in the itineraries of the Company's vessels; the fulfillment of the closing conditions under, or the execution of customary additional documentation for, the Company's agreements to acquire vessels and other factors listed from time to time in the Company's filings with the Securities and Exchange Commission, including, without limitation, its Annual Report on Form 10-K for the year ended December 31, 2007 and its subsequent reports on Form 10-Q and Form 8-K. For further information, please refer to such filings with the Securities and Exchange Commission including the Company's Current Report on Form 8-K dated October 29, 2008. The Company's ability to pay dividends in any period will depend upon factors including applicable provisions of Marshall Islands law and the final determination by the Board of Directors each quarter after its review of the Company's financial performance. The timing and amount of dividends, if any, could also be affected by factors affecting cash flows, results of operations, required capital expenditures, or reserves. As a result, the amount of dividends actually paid may vary from the amounts currently estimated. Share repurchases may be made from time to time for cash in open market transactions at prevailing market prices or in privately negotiated transactions. The timing and amount of purchases under the Company's share repurchase program will be determined by management based upon market conditions and other factors. Purchases may be made pursuant to a program adopted under Rule 10b5-1 under the Securities Exchange Act. The program does not require the Company to purchase any specific number or amount of shares and may be suspended or reinstated at any time in the Company's discretion and without notice. Repurchases will be subject to the restrictions under the Company's credit facility.

Important Additional Information will be Filed with the SEC In connection with the Company's proposed transaction with Arlington, Galileo Holding Corporation has filed a Registration Statement on Form S-4 (as well as amendments thereto) with the SEC, which includes a definitive Joint Proxy Statement/Prospectus. General Maritime and Arlington are first mailing to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the proposed transaction on or about November 5, 2008. Investors and security holders are urged to read the Joint Proxy Statement/Prospectus regarding the proposed transaction carefully because it contains important information about the Company, Arlington, the proposed transaction and related matters. You may obtain a free copy of the Joint Proxy Statement/Prospectus and other related documents filed by the Company, Arlington and Galileo Holding with the SEC at the SEC's website at www.sec.gov <http://www.sec.gov/> . The Joint Proxy Statement/Prospectus and the other documents may also be obtained for free by accessing General Maritime's website at www.generalmaritimecorp.com <http://www.generalmaritimecorp.com/> or by accessing Arlington's website at www.arlingtontankers.com <http://www.arlingtontankers.com/> . The Company and Arlington, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies in respect of the transactions contemplated by the merger agreement. Information regarding the Company's directors and executive officers is contained in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 11, 2008, which are filed with the SEC. Information regarding Arlington's directors and executive officer is contained in Arlington's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and its proxy statement dated April 23, 2008, which are filed with the SEC. In addition, Peter C. Georgiopoulos, currently the Chairman, President and Chief Executive Officer of the Company, will receive benefits from the Company in connection with the executive transition discussed in the Joint Proxy Statement/Prospectus, and the Company is discussing with Edward Terino, currently the Chief Executive Officer, President, and Chief Financial Officer of Arlington, a consulting arrangement for assistance in the post-closing transition period. Upon the consummation of the proposed transaction, Mr. Terino will be entitled to receive a lump sum cash payment of $1,250,000. A more complete description of any such arrangements is available in the Registration Statement and the Joint Proxy Statement/Prospectus

Agenda Third Quarter 2008 Highlights Financial Review Company Outlook & Industry Overview Questions

Third Quarter 2008 Highlights Q3 2008 Net Income of $23.5 million EPS of $0.81 basic and $0.79 diluted EPS of $0.76 basic and $0.74 diluted excluding Other Income T/C coverage currently at 68% 16 vessels or vessel equivalents fixed on time charter 15 vessels under time charter 1 synthetic time charter contracted revenue for 2009 expected to be $184 million EBITDA represents net income plus net interest expense and depreciation and amortization. EBITDA is included because it is used by management and certain investors as a measure of operating performance. EBITDA is used by analysts in the shipping industry as a common performance measure to compare results across peers. Management of the Company uses EBITDA as a performance measure in consolidating monthly internal financial statements and is presented for review at our board meetings. The Company believes that EBITDA is useful to investors as the shipping industry is capital intensive which often brings significant cost of financing. EBITDA is not an item recognized by GAAP, and should not be considered as an alternative to net income, operating income or any other indicator of a company's operating performance required by GAAP. The definition of EBITDA used here may not be comparable to that used by other companies.

Third Quarter 2008 Highlights Cont'd

Merger Agreement with Arlington Tankers On August 6, 2008 General Maritime entered into an agreement to merge with Arlington Tankers in a stock transaction. The combination is expected to create the largest publicly traded tanker company targeting a high-dividend payout including the following key highlights: A young diverse fleet that operates in the crude and product tanker sectors; A stronger and flexible balance sheet that provides a platform for growth; A partial payout dividend policy that focuses on distributing an attractive fixed dividend target while retaining capital for growth; A balanced chartering strategy that provides $450 million of revenues contracted through 2013; and A management team with a strong reputation for operating shipping companies and which has experience with consolidations

Agenda Third Quarter 2008 Highlights Financial Review Company Outlook & Industry Overview Questions

Third Quarter 2008 Financial Results

Third Quarter 2008 Financial Results, cont'd Q3 2008 Q3 2007 Aframax Spot $39,224 $28,781 Aframax T/C $33,325 $27,836 Suezmax Spot $62,903 $18,335 Suezmax T/C $37,274 $37,277

September 30, 2008 Balance Sheet BALANCE SHEET DATA , at end of period September-08 December-07 (Dollars in thousands) Cash 61,790 $ 44,526 $ Current assets, including cash 100,920 82,494 Total assets 875,715 835,035 Current liabilities, including current portion of long-term debt 42,573 35,502 Current portion of long-term debt - - Total long-term debt, including current portion 611,000 565,000 Shareholders' equity 218,313 228,657

Third Quarter 2008 Highlights, Expense Analysis Direct Vessel Operating Expenses Quarter Ended September 30, 2008 Full Fleet up 14.0% from September 30, 2007 Aframax up 10.0% Suezmax up 18.3% Primary factors are crewing and M&R General & Administrative Expenses For the quarter ended September 30, 2008 G&A was up 4.0% vs September 30, 2007

Q4 2008 Outlook Estimated Q4 General & Administrative Expenses (1) $11.5 million of estimated remaining G&A Includes $2.8 million of non-cash restricted stock compensation expense Estimated Q4 Daily Direct Vessel Operating Expenses (2) Aframax - $8,000 Suezmax - $8,100 Estimated Q4 Depreciation and Amortization (3) Approximately $14 million Estimated Q4 Drydock (4) Two vessels scheduled for drydock in 2008 1 Aframax vessels completed Q1 2008 1 Aframax entered drydock in 3rd quarter and completed in the 4th quarter 8 estimated remaining offhire days for Q4 Estimated Cost of $10.0 million for full year 2008 which also includes capital improvements $6.5 million for drydocking $3.5 million for capital improvements (The amounts shown will vary based on actual results) Estimated General & Administrative Expenses are based on a budget and may vary, including as a result of actual incentive compensation. Estimated Restricted Stock Compensation Expense is based on grants made through December 2007 and excludes any grants for 2008. Estimated Daily Vessel Operating Expenses are based on management's estimates and budgets submitted by our technical management. Estimated Depreciation and Amortization are based on the acquisition value of the current fleet and depreciation of estimated drydocking costs. Estimated Drydocking represents budgeted drydocking expenditure based on management estimates.

Overview of GMR Dividend Policy $2.00 per share annual fixed dividend target is intended to create visible and consistent dividend stream, which management believes the market welcomes The Company expects to declare dividends on a quarterly basis in February, May, August and November. The target dividend is currently fixed at $0.50 per quarter or $2.00 annually Additional long term T/C coverage helps support the dividend and reduces volatility in the event of a declining market

GMR Strategy - Dividends Dividends declared to date 2005 - $4.86 2006 - $3.42 2007 - $17.00 (includes $15.00 special dividend) Q1 2008 - $0.50 Q2 2008 - $0.50 Q3 2008 - $0.50 Total Dividends Declared $26.78

Agenda Second Quarter 2008 Highlights Financial Review Company Outlook & Industry Overview Questions

Company Outlook Will continue to seek the right acquisition opportunities With an additional $100 million remaining for share repurchases, subject to the terms of our credit facility, we will seek to act opportunistically when we believe our stock is undervalued We intend to continue to return value to shareholders through dividends

Current Market Conditions For Q4 2008 47% of available Aframax days booked at approximately $33,000 per day 44% of available Suezmax days booked at approximately $54,000 per day Current Market Rates (1) Aframax TCE estimated to be $23,000 per day Suezmax TCE estimated to be $60,000 per day (1) Based on industry sources and aggregated Company data from Chartering department

Industry Outlook Q3 2008 Market Performance Spot Crude transportation rates maintained strength in Q3 Positive factors included hurricanes Gustav and Igor, and decreased fleet size due to conversions to offshore applications and dry bulk Negative factors were continued softness in demand in the US from weaker economic conditions and high gasoline prices, as well as low refining margins Outlook for Remainder of 2008 The IEA has gradually revised downward its global oil demand growth forecast to 0.5% from 2.3% at the beginning of the year. OPEC announced 1.5 MMB/D of cuts going into effect on November 1 which could affect tanker demand and rates later in Q4 2008 and going forward into 2009 However, not withstanding lower demand forecasts, the tanker market has been balanced in 2008 to date and management expects it is likely to remain so in the fourth quarter with normal seasonal increases in demand.

Industry Outlook Continued Outlook for 2009 Demand growth in 2009 is expected by most forecasts to be below 1% On the supply side 2009 is the peak of the delivery cycle for the tanker orderbook, and fleet growth is expected to increase significantly The combination of the above factors indicates that a base case 2009 rate environment is expected to be lower than in 2008 Wild card will be scrapping as owners of single hull vessels prepare for a looming 2010 deadline Source: PIRA

Agenda Third Quarter 2008 Highlights Financial Review Company Outlook & Industry Overview Questions